# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Home Bancorp, Inc. (HBCP), CIK 0001436425
CUSIP: 43689E107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 503 Kaliste Saloom Road, LaFayette, Louisiana (LA), 70508
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 433,971; shared dispositive power 384,509; aggregate amount beneficially owned 433,971 (5.36% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 332,888 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 14,809 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 36,420 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 13,042 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 36,812 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 332,888 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 14,809 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 36,812 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 332,888; shared dispositive power 332,888; aggregate amount beneficially owned 332,888 (4.11% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 332,888 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 14,809; shared dispositive power 14,809; aggregate amount beneficially owned 14,809 (0.18% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 14,809 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 6,462; shared voting power 433,971; sole dispositive power 6,462; shared dispositive power 384,509; aggregate amount beneficially owned 440,433 (5.44% of the class)
  Comment: Relating to items 5 and 7 of this page: Consists of 6,462 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.
  
  Relating to items 6 of this page: Consists of 332,888 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 14,809 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 36,420 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 13,042 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 36,812 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 332,888 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 14,809 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 36,812 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 9 of this page: Consists of (a) 6,462 shares of common stock of the Issuer held directly by Martin Friedman, the managing member of FJ Capital Management LLC. (b) 332,888 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 14,809 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, and 36,812 shares common stock of the Issuer held by a managed account that FJ Capital Management manages, of which FJ Capital Management LLC is the managing member and (c) 36,420 shares common stock of the Issuer held by Bridge Equities III, LLC and 13,042 shares common stock of the Issuer held by Bridge Equities XIV, LLC of which FJ Capital Management LLC is the sub-investment advisor. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares in (b) and (c) but as to which Mr. Friedman disclaims beneficial ownership.
- Bridge Equities III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 36,420; shared dispositive power 36,420; aggregate amount beneficially owned 36,420 (0.45% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 36,420 shares of common stock of the Issuer held by Bridge Equities III, LLC.
- Bridge Equities XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 13,042; shared dispositive power 13,042; aggregate amount beneficially owned 13,042 (0.16% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 13,042 shares of common stock of the Issuer held by Bridge Equities XIV, LLC.
- SunBridge Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 49,462; shared dispositive power 49,462; aggregate amount beneficially owned 49,462 (0.61% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 36,420 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 13,042 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which SunBridge Manager, LLC is the Managing Member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares.
- SunBridge Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 49,462; shared dispositive power 49,462; aggregate amount beneficially owned 49,462 (0.61% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 36,420 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 13,042 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- White Oak Legacy, Inc: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); member of a group; shared voting power 49,462; shared dispositive power 49,462; aggregate amount beneficially owned 49,462 (0.61% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 36,420 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 13,042 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. White Oak Legacy, Inc. is the Manager of SunBridge Holdings, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Home Bancorp, Inc. (HBCP)
Address of issuer's principal executive offices: 503 Kaliste Saloom Road, LaFayette, LA 70508

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Martin Friedman
Bridge Equities III, LLC
Bridge Equities XIV, LLC
SunBridge Manager, LLC
SunBridge Holdings, LLC
White Oak Legacy, Inc
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Bridge Equities III, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

Bridge Equities XIV, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Manager, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Holdings, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

White Oak Legacy, Inc
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Bridge Equities III, LLC, Bridge Equities XIV, LLC and FJ Capital Management LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC - Delaware limited liability companies
Martin Friedman - United States citizen
White Oak Legacy, Inc- Maryland corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 433,971 shares
Financial Opportunity Fund LLC - 332,888 shares
Financial Opportunity Long/Short Fund LLC - 14,809 shares
Martin Friedman - 440,433 shares
Bridge Equities III, LLC - 36,420 shares
Bridge Equities XIV, LLC - 13,420 shares
SunBridge Manager, LLC - 49,462 shares
SunBridge Holdings, LLC - 49,462 shares
White Oak Legacy, Inc - 49,462 shares
Percent of class:
FJ Capital Management LLC - 5.36%
Financial Opportunity Fund LLC - 4.11%
Financial Opportunity Long/Short Fund LLC - 0.18%
Martin Friedman - 5.44 %
Bridge Equities III, LLC - 0.45%
Bridge Equities XIV, LLC - 0.16 %
SunBridge Manager, LLC - 0.61%
SunBridge Holdings, LLC - 0.61%
White Oak Legacy, Inc - 0.61%
Sole power to vote or to direct the vote: 6,462 shares
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 433,971 shares
Financial Opportunity Fund LLC - 332,888 shares
Financial Opportunity Long/Short Fund LLC - 14,809 shares
Martin Friedman - 433,971 shares
Bridge Equities III, LLC - 36,420 shares
Bridge Equities XIV, LLC - 13,420 shares
SunBridge Manager, LLC - 49,462 shares
SunBridge Holdings, LLC - 49,462 shares
White Oak Legacy, Inc - 49,462 shares
Sole power to dispose or to direct the disposition: 6,462 shares
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 384,509 shares
Financial Opportunity Fund LLC - 332,888 shares
Financial Opportunity Long/Short Fund LLC - 14,809 shares
Martin Friedman - 384,509 shares
Bridge Equities III, LLC - 36,420 shares
Bridge Equities XIV, LLC - 13,420 shares
SunBridge Manager, LLC - 49,462 shares
SunBridge Holdings, LLC - 49,462 shares
White Oak Legacy, Inc - 49,462 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (05/07/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (05/07/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (05/07/2025)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, its Managing Member (05/07/2025)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (05/07/2025)
- Martin Friedman: Martin Friedman, Managing Member (05/07/2025)
- Bridge Equities III, LLC: SunBridge Manager, LLC, its Managing Member (05/07/2025)
- Bridge Equities III, LLC: David J. Korotkin, Vice President (05/07/2025)
- Bridge Equities XIV, LLC: SunBridge Manager, LLC, its Managing Member (05/07/2025)
- Bridge Equities XIV, LLC: David J. Korotkin, Vice President (05/07/2025)
- SunBridge Manager, LLC: SunBridge Holdings, LLC, its Managing Member (05/07/2025)
- SunBridge Manager, LLC: David J. Korotkin, Vice President (05/07/2025)
- SunBridge Holdings, LLC: White Oak Legacy, Inc, its Managing Member (05/07/2025)
- SunBridge Holdings, LLC: David J. Korotkin, Vice President (05/07/2025)
- White Oak Legacy, Inc: David J. Korotkin, Vice President (05/07/2025)